CM

03001755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 2/24/03

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 19 2003 WASH. D.C. 181 SECTION

| SEC FILE NUMBER |
|---|
| 8- 44650 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVEST GROUP SECURITIES, LTD.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Prospect Street
(No. and Street)

Marshfield Hills (City) MA (State) 02051 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith Lasko Price 781-837-4786
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard H. Daley & Company, P.C., CPA's
(Name – *if individual, state last, first, middle name*)

One Batterymarch Park (Address) Quincy (City) MA (State) 02169 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 10 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Judith Lasko Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Group Securities, Ltd., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith Lasko Price
Signature

PRESIDENT
Title

Maureen D. White
Notary Public
exp 10/9/2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD H. DALEY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
One Batterymarch Park
Quincy, Massachusetts 02169

617/471-5400

# Independent Auditor's Report

Board of Directors
Harvest Group Securities, Ltd.
119 Prospect Street
Marshfield Hills, MA

We have audited the accompanying balance sheets of Harvest Group Securities, Ltd. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Group Securities, Ltd. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Richard H. Daley & Company, P.C.

Quincy, Massachusetts
January 15, 2003

HARVEST GROUP SECURITIES, LTD.
BALANCE SHEETS

ASSETS

| | DECEMBER 31, 2002 | DECEMBER 31, 2001 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ 97,566 | $ 72,783 |
| Fees receivable | 28,000 | 650,615 |
| TOTAL CURRENT ASSETS | 125,566 | 723,398 |
| TOTAL ASSETS | $ 125,566 | $ 723,398 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2002 | 2001 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued expenses | $ 2,008 | $ 2,027 |
| TOTAL CURRENT LIABILITIES | 2,008 | 2,027 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, 200,000 authorized 120 issued and outstanding | 12,000 | 12,000 |
| Retained earnings | 111,558 | 709,371 |
| TOTAL STOCKHOLDER'S EQUITY | 123,558 | 721,371 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 125,566 | $ 723,398 |

The accompanying notes are an integral part of the financial statements.

HARVEST GROUP SECURITIES, LTD.
STATEMENTS OF INCOME
FOR YEARS ENDED

| | DECEMBER 31, 2002 | DECEMBER 31, 2001 |
|---|---|---|
| REVENUES: | | |
| Fee income | $ 60,677 | $ 221,161 |
| Interest income | 5,804 | 7,749 |
| | 66,481 | 228,910 |
| EXPENSES: | | |
| Administrative services fees - Note B | 660,000 | 785,000 |
| Other operating expenses | 4,294 | 5,316 |
| | 664,294 | 790,316 |
| (LOSS) INCOME BEFORE TAXES | (597,813) | (561,406) |
| PROVISION FOR INCOME TAXES - Note C | - | - |
| NET (LOSS) INCOME | $ (597,813) | $ (561,406) |
| (Loss) Income per share of common stock | $ (4,981.78) | $ (4,678.39) |

The accompanying notes are an integral part of these financial statements.

HARVEST GROUP SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2002

| | COMMON STOCK SHARES | COMMON STOCK AMOUNT | RETAINED EARNINGS |
|---|---|---|---|
| BALANCE - DECEMBER 31, 2001 | 120 | $ 12,000 | $ 709,371 |
| Net loss 2002 | — | — | (597,813) |
| BALANCE - DECEMBER 31, 2002 | 120 | $ 12,000 | $ 111,558 |

The accompanying notes are an integral part of these financial statements.

HARVEST GROUP SECURITIES, LTD.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED

| | DECEMBER 31, 2002 | DECEMBER 31, 2001 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | $ (597,813) | $ (561,406) |
| Changes in operating assets and liabilities: | | |
| Fees receivable | 622,615 | 591,659 |
| Accrued expenses | (19) | 214 |
| | 622,596 | 591,873 |
| INCREASE IN CASH | 24,783 | 30,467 |
| CASH - BEGINNING OF PERIOD | 72,783 | 42,316 |
| CASH - END OF PERIOD | $ 97,566 | $ 72,783 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES: | | |
| Cash paid for: | | |
| Interest | $ -0- | $ -0- |
| Income taxes | $ -0- | $ -0- |

The accompanying notes are an integral part of these financial statements.

HARVEST GROUP SECURITIES, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE A - ACCOUNTING POLICIES

Operations - Harvest Group Securities, Ltd. (the Company) was incorporated on February 24, 1992 under the laws of Massachusetts. Its principal business activity consists of marketing investment product lines.

Customer Accounts - The Company does not hold funds or securities.

Loans From Stockholders - The Company has no subordinated loans.

Internal Controls - Management has established an accounting system to satisfy requirements of monthly reporting to regulatory authorities and safeguard misstatements or material deficiencies in internal control, within the scope allowable under circumstances and limitations as to the size of the organization.

## NOTE B - RELATED PARTY TRANSACTIONS

Administrative services fees, in the amount of $660,000 and $785,000 for the years ended December 31, 2002 and 2001, respectively, were paid to The Harvest Group, Ltd., a corporation owned by the sole stockholder of the Company.

## NOTE C - PROVISION FOR INCOME TAXES

The stockholder of the Company has elected tax status under Subchapter S of the Internal Revenue Code effective February 24, 1992. Under Subchapter S, the net income and tax credits of the Company are reported on the individual tax return of the stockholder.

SUPPLEMENTARY FINANCIAL INFORMATION

SCHEDULE 1

# HARVEST GROUP SECURITIES, LTD.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | DECEMBER 31, 2002 | 2001 |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholder's equity qualified for net capital | $ 123,558 | $ 721,371 |
| DEDUCTIONS AND/OR CHANGES: | | |
| A. Non-allowable assets | | |
| Fees receivable | 28,000 | 650,615 |
| TOTAL NET CAPITAL | $ 95,558 | $ 70,756 |
| AGGREGATE INDEBTEDNESS: | | |
| Accrued expense | $ 2,008 | $ 2,027 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 2,008 | $ 2,027 |

NOTE: There are no material differences between the unaudited Focus IIA and the audited Total Net Capital figures.